Filed by Linde AG
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Companies:
Praxair, Inc.
(Commission File No.: 001-11037)
Linde AG

February 6, 2017

Proposed Merger of Equals with Praxair Update for employees  February 2017

Additional Information and Where to Find It Should Praxair, Inc. (“Praxair”) and Linde AG (“Linde”) proceed with the proposed business combination transaction, Praxair and Linde expect that a newly formed holding company (“New Holdco”) will file a Registration Statement on Form S-4 or Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that will include (1) a proxy statement of Praxair that will also constitute a prospectus for New Holdco and (2) an offering prospectus of New Holdco to be used in connection with New Holdco’s offer to acquire Linde shares held by U.S. holders. When available, Praxair will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and a wholly-owned subsidiary of New Holdco, and New Holdco will distribute the offering prospectus to Linde shareholders in the United States in connection with New Holdco’s offer to acquire all of the outstanding shares of Linde. Should Praxair and Linde proceed with the proposed business combination transaction, Praxair and Linde also expect that New Holdco will file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”). There can be no assurance that a binding definitive agreement will be reached between Praxair and Linde, and the consummation of any binding transaction will be subject to regulatory approvals and other customary closing conditions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND PROPOSED OFFER IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other related documents filed by Praxair, Linde and New Holdco with the SEC on the SEC’s Web site at www.sec.gov. The proxy statement/prospectus (if and when it becomes available) and other documents relating thereto may also be obtained for free by accessing Praxair’s Web site at www.praxair.com. Following approval by the BaFin, the offer document will be made available at BaFin’s Web site at www.bafin.de. The offer document (if and when it becomes available) and other documents relating thereto may also be obtained for free by accessing Linde’s Web site at www.linde.com. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of New Holdco, Praxair or Linde. The final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by the BaFin and in documents that will be filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations. The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction. Participants in Solicitation  Praxair, Linde, New Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Praxair’s stockholders in respect of the proposed business combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Praxair in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus if and when it is filed with the SEC. Information regarding the directors and executive officers of Praxair is contained in Praxair’s Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 18, 2016, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Forward-looking Statements This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on our beliefs and assumptions on the basis of factors currently known to us. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast, and similar expressions. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the entry into, or the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to enter into, or to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination agreement; the ability to successfully complete the proposed business combination and the exchange offer; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the Praxair and Linde businesses; the possibility that Praxair stockholders may not approve the proposed business combination agreement or that the requisite number of Linde shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of Linde’s or Praxair’s common stock or the ability of Linde and Praxair to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that New Holdco may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; state, provincial, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an effect on rate structure, and affect the speed at and degree to which competition enters the industrial gas, engineering and healthcare industries; outcomes of litigation and regulatory investigations, proceedings or inquiries; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; general economic conditions, including the risk of a prolonged economic slowdown or decline, or the risk of delay in a recovery, which can affect the long-term demand for industrial gas, engineering and healthcare and related services; potential effects arising from terrorist attacks and any consequential or other hostilities; changes in environmental, safety and other laws and regulations; the development of alternative energy resources; results and costs of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general market and economic conditions; increases in the cost of goods and services required to complete capital projects; the effects of accounting pronouncements issued periodically by accounting standard-setting bodies; conditions of the debt and capital markets; market acceptance of and continued demand for Linde’s and Praxair’s products and services; changes in tax laws, regulations or interpretations that could increase Praxair’s, Linde’s or New Holdco’s consolidated tax liabilities; and such other factors as are set forth in Linde’s annual and interim financial reports made publicly available and Praxair’s and New Holdco’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in Praxair’s Form 10-K for the fiscal year ended December 31, 2015, which are available via the SEC’s website at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, will be more fully discussed in the proxy statement/prospectus and the offering prospectus that will be included in the Registration Statement on Form S-4 or Form F-4 that will be filed with the SEC and in an offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Linde, Praxair or New Holdco has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Linde, Praxair and New Holdco on the date hereof, and each of Linde, Praxair and New Holdco disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.  Proposed merger of equals with Praxair. Update for employees. February 2017.

Overview Two leaders in industrial gases coming together Linde The Linde Group is a multinational industrial gases and engineering company founded by Carl von Linde in 1879. The group is headquartered in Munich, Bavaria, Germany. With sites in more than 100 countries worldwide, the company serves customers in the industrial, retail, trade, science, research and public sectors. Key Figures 1 Revenue: €17.9 billion Adjusted EBITDA: €4.13 billion Market capitalisation (at year-end 2016) Employees: 64,538 Praxiar Praxair Inc. was originally founded by Carl von Linde as Linde Air Products Company in 1907. Today, Praxair is North and South America’s largest industrial gases company, headquartered in Danbury, Connecticut, United States. Praxair operates in more than 50 countries worldwide. 2015 Key Figures 2 Revenue: $10.7 billion Adjusted EBITDA: $3.64 billion Market capitalisation (at year-end 2016) $33.4 billion Employees: 26,657 1 Linde AG, Annual Report 2015 2 Praxair, Inc., Annual Report 2015  Proposed merger of equals with Praxair. Update for employees. February 2017.

Business Profiles Bringing together strong, complementary positions  Combine Linde’s strength in EMEA and APAC with Praxair’s strength in the Americas  Regions Broader portfolio that remains balanced and resilient Products Complementary customer base offers opportunities to achieve greater scale and drive innovation End Markets Gases EMEA Gases APAC Gases Americas  Engineering On-site Merchant Packaged Gases Other Europe Asia North America South America Surface Technologies Total 2015 sales: €17,944 million Total 2015 sales: €17,944 million Total 2015 sales: $10,776 million Total 2015 sales: $10,776 million Total 2015 sales: $10,776 million Data sources: Linde AG and Praxair, Inc. Annual Reports 2015 Manufacturing Metallurgy & Glass Chemistry & Energy Food & Beverage Electronics Healthcare Retail Other Engineering Others & Reconciliation On-site  Bulk Cylinder Healthcare Engineering Others & Reconciliation Total 2015 sales: €17,944 million Manufacturing Metals Energy Chemicals  Food & Beverage Electronics Healthcare Other Aerospace Proposed merger of equals with Praxair. Update for employees. February 2017.

Strategic Rationales Creating value by combining strengths Creation of a global leader in a challenging market environment Unifying Linde’s long-held leadership in technology with Praxair’s efficient operating model  Strong position in all key geographies by combining Praxair‘s strength in the Americas with Linde‘s strengths in EMEA and Asia-Pacific More diverse and balanced product area and end market portfolios  Enable development and delivery of more innovative products and services across a greater customer base Achieve a robust balance sheet and cash flow and generate financial flexibility to invest in our future Approximately USD 1 billion (EUR 0.9 billion) in annual synergies, driven by scale benefits, cost savings and efficiency improvements Proposed merger of equals with Praxair. Update for employees. February 2017.

Business Model and ValuesTwo companies with common approach and values Both businesses are locally managed organisations, with strong local leadership teams Both focus on local customers Shared business model Both companies strive to be a leading, high-performing global industrial gas company Both have a mission of innovating for customers, to improve their economic and environmental performance Shared vision Both companies have shared values, including a focus on sustainability and ethicsBoth strive to empower their people, developing talented employees and giving them space to contribute and grow Shared values and principles Proposed merger of equals with Praxair. Update for employees. February 2017.

Proposed Transaction
Bringing together two leaders in a merger of equals

THE LINDE GROUP

STATUS	STRUCTURE	GOVERNANCE	BRAND
We have signed a non-binding term sheet with Praxair on a potential merger of equals to bring together our two leading companies in the global industrial gas sector.	The transaction will be an all-stock merger. Ownership of the joint company will be divided equally between Linde and Praxair shareholders. Listing on New York Stock Exchange and Frankfurt Stock Exchange, seeking inclusion in S&P 500 and DAX	The Board of Directors will comprise equal representation from Linde and Praxair. Praxair CEO will be CEO and Linde Supervisory Board Chairman will be Chairman of the new holding company. The CEO will be based in Danbury, USA, with corporate functions split appropriately between Danbury and Munich. Remainder of Executive Leadership will comprise equal representation from Linde and Praxair. Holding company in a neutral European Economic Area (EEA) location.	The new company will be called Linde to retain our historic and globally recognised brand and the joint roots of the company
Non-binding term sheet signed in Dec 2016	**50 / 50 Ownership**	**Balanced representation** in board and leadership and split of corporate functions	Retain **Linde's name globally**

Proposed merger of equals with Praxair. Update for employees. February 2017.

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Transaction Process
Major milestones before closing of transaction

THE LINDE GROUP


Current step
Signing of non-binding term sheet
Negotiation of Business Combination Agreement
Board approvals for Business Combination Agreement
Financial (BaFin/SEC) and regulatory filings
Shareholder approvals
Final regulatory approvals
Closing
Completed
20 Dec 2016
Target:
In the coming months

Key rules throughout the process

1. **Business as usual with Praxair**
   - Continue treating Praxair as a competitor until any potential transaction is formally closed.
   - Conduct any dealings with Praxair as with any other third party.
2. **Stay focused on business performance**
   - Continue competing for customers and tenders.
   - Continue executing on business plans and strategy.

Proposed merger of equals with Praxair. Update for employees. February 2017. 8